Valgro Funds, Inc.
By-laws

  In all matters not covered by the articles of incorporation or the by-laws, the default provisions of the Illinois Business Corporation Act shall govern corporate affairs.
  After the SEC declares the shares' registration effective, all shares shall be redeemable for cash at the next net asset value calculated after receipt of the redemption request. The times and methods of such calculation, as well as the requirements and restrictions governing redemptions, are laid out in the prospectus.
  In accordance with section 6.15 of the Illinois Business Corporation Act, the corporation shall be permitted to issue fractional shares which carry proportionately all the rights of full shares, including the right to vote, to receive dividends, to be redeemed, and to participate in any of the assets of the corporation in the event of liquidation.
  In accordance with section 8.15(d) of the Illinois Business Corporation Act, directors participating by telephone conference call in a meeting, where all persons participating in the meeting can hear each other, shall be deemed to be present in person at the meeting.
  The board of directors shall choose the dates of the annual shareholders' meetings, so long as they occur at least once a year.
  In accordance with section 8.10(c) of the Illinois Business Corporation Act, the terms of all directors expire at the next annual shareholders' meeting following their election.
  The President of the corporation shall have the power to appoint himself or others to fill all lower positions in the corporation.
  The President and his appointees shall have the authority to bind the corporation by signing any document he authorizes them to sign. A signature on a matter requiring approval by the board of directors shall constitute a personal certification that such approval has been obtained.